Exhibit 99.1

DarkIris Establishes Global R&D Headquarter in Singapore to Accelerate AIGC Development and AGI Transformation Across the Gaming and Film Industries

HONG KONG, April 9, 2026 (GLOBE NEWSWIRE) — DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts, today announced the establishment of a new subsidiary, AETHER INTELLIGENCE PTE. LTD. (“AETHER INTELLIGENCE”), in Singapore.

This subsidiary will serve as DarkIris’ global research and development (R&D) headquarter and central hub for Artificial Intelligence Generated Content (“AICG”) innovation and operations, marking the completion of the Company’s strategic transformation from a traditional gaming business into an AI-driven pan-entertainment technology ecosystem.

Advancing Artificial General Intelligence for Gaming and Film Production

AETHER INTELLIGENCE aims to bring together top-tier artificial intelligence (“AI”) engineers and graphics experts to explore and deploy AIGC technologies across the full production pipeline of gaming and film industries. To address the high costs and lengthy development cycles traditionally associated with content creation, the Company plans to leverage AI technologies to significantly improve efficiency and reduce costs across key processes, including script generation, asset creation (such as 3D modeling and texturing), motion capture, intelligent storyboarding, and automated rendering.

DarkIris’ long-term vision is to move beyond the current application-level limitations of generative AI by developing vertically specialized Artificial General Intelligence (“AGI”) solutions tailored for content creation, ultimately establishing a fully AI-driven, automated content generation ecosystem for the gaming and film sectors.

Building a Scalable “Technology + Ecosystem” Closed-Loop Business Model Through an Open Platform

From a commercialization perspective, DarkIris is pursuing a platform-based strategy with strong long-term scalability. Following the internal validation and stabilization of AETHER INTELLIGENCE’s AIGC technologies and vertical models, the Company plans to upgrade its internal toolset into an open industry platform under a Model-as-a-Service (“MaaS”) and Platform-as-a-Service (“PaaS”) framework.

In the future, this platform will be made available to game developers, independent filmmakers, and content creators globally, offering modular AI creation tools and computing power support. The Company believes this strategy will enable it to build a scalable SaaS-based recurring revenue model with significant network effects.

Strong Financial Position to Support Growth

Supported by its recent private placement, conducted under exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder, which raised approximately $3.8 million completed at a premium, DarkIris has established a solid cash flow foundation to support team recruitment in Singapore, core algorithm development, and potential strategic acquisitions of high-quality global film intellectual property and underlying digital assets.

Management Commentary

Mr. Zhifang Hong, Chief Executive Officer and Chairman of DarkIris, commented: “The establishment of our Singapore subsidiary marks a major milestone in DarkIris’ development. We firmly believe that the content industry will be fundamentally reshaped by AI. AETHER INTELLIGENCE is therefore not only tasked with enhancing and optimizing our existing gaming products, but also with building the next-generation infrastructure for film and game production. Supported by our recent oversubscribed strategic financing, we believe we are well positioned with substantial resources to capitalize on this rapidly growing multi-billion-dollar market and deliver sustainable, long-term value to our shareholders.”

About DarkIris Inc.

DarkIris Inc. is a comprehensive technology enterprise based in Hong Kong, engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts. The Company conducts its business through its subsidiaries, Quantum Arts Co., Limited and Hongkong Stellar Wisdom Co., Limited. The Company’s activities include game design, programming and graphics, as well as the distribution and operation of mobile games across multiple platforms. DarkIris leverages (i) the innovative, creative and technical expertise of Hong Kong’s gaming industry community, and (ii) the multicultural environment and diverse interests of mobile game players in the regions. The Company’s goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres for a global audience. The Company is committed to consistently showcasing exceptional strength and unique allure across diverse gaming sectors, leading the way in pioneering advancements within the industry. For more information, please visit the Company’s website: www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com